

April 10, 2024

Andrew Brophy
Principal Financial Officer
HEALTHCARE SERVICES GROUP INC
3220 Tillman Drive, Suite 300
Bensalem, PA 19020

      Re: HEALTHCARE SERVICES GROUP INC
            Item 2.02 Form 8-K filed February 14, 2024
            Response filed March 25, 2024
            File No. 000-12015

Dear Andrew Brophy:

     We have reviewed your March 25, 2024 response to our comment letter and have the following comments.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12, 2024 letter.

Item 2.02 Form 8-K filed February 14, 2024

Exhibit 99
Reconciliations of Non-GAAP Financial Measures, page 6

1.   We note your response to prior comment 1 from our letter dated March 12, 2024. You define "client restructurings" as modifications to contracts with existing customers leading to either a reduction in revenue or an increase in bad debt expense due to clients entering bankruptcy, receivership, or out-of-court workouts. You further indicate that these client restructurings were primarily the result of pandemic-related factors that were inherently period and customer-specific, are not expected to affect the future revenue generation or cost structure with such clients, and do not represent normal costs incurred to operate your business. Please address the following:
   - Provide us with additional details surrounding your client restructurings. For the periods presented, identify each material customer contract you modified and the

underlying facts and circumstances that lead you to such modifications. Address how such contract modifications impacted revenues and/or bad debt expense; and

• In light of the periods in which the client restructurings occurred, address how you determined that the client restructurings were primarily the result of pandemic-related factors.

2. You indicate that you evaluate the impact of bad debt expense on overall profitability through a financial ratio comparing historical write-offs. We further note your belief that the timing of your recognition of bad debt therefore is not necessarily aligned with the day-to-day operating performance for services. However, notwithstanding how your CODM views bad debt expense, we note that your adjustment to bad debt expense creates a tailored accounting measure and therefore is not consistent with Question 100.04 of the C&DIs. Please confirm you will no longer present this adjustment.

3. You believe the disclosure of self-insurance adjustments assists the readers of your financial statements to understand the extent to which your costs of services provided was impacted by the adjustment to the prior period total accrued insurance claims and that such adjustments are not indicative of future normal costs. However, we note that this adjustment was required by GAAP due to claims development, volume, and market factors. In addition, while you believe these adjustments are not indicative of future normal costs, these underlying actuarial factors also impact your expense run-rate which is the basis for recording self-insurance expense throughout the following fiscal year. As such, we continue to believe that this adjustment results in tailored accounting measure and therefore not consistent with Question 100.04 of the C&DIs. Please confirm you will no longer present this adjustment.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services